 Exhibit 2

(2) The shares of Series C preferred stock, par value $.01 ("Series C Preferred Stock"), owned by Overseas IV and AIF IV, respectively, were each acquired in exchange for the one share of Series A preferred stock, par value $.01 ("Series A Preferred Stock"), previously owned by Overseas IV and AIF IV, respectively, pursuant to the terms of the Purchase and Exchange Agreement dated as of April 25, 2003 by and among AIF IV, Overseas IV and the Issuer.